UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Biodesix, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

09075X108
 (CUSIP Number)

Jack W. Schuler
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(224) 880-1210
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2020
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 09075X108		Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Jack W. Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,006,125 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,006,125 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,006,125 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	This amount includes 61,526 Shares that the Reporting Person has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing.

2.
This percentage is based on a total of 26,254,072 Shares expected to be outstanding upon closing of the Issuer’s initial public offering on October 30, 2020, according to the Issuer’s prospectus on Form 424B4 dated October 27, 2020, plus 61,526 Shares that the Reporting Person has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing.

SCHEDULE 13D

CUSIP No: 09075X108		Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
Jack W. Schuler Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,666,822

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,666,822

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,666,822

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.
This percentage is based on a total of 26,254,072 Shares expected to be outstanding upon closing of the Issuer’s initial public offering on October 30, 2020, according to the Issuer’s prospectus on Form 424B4 dated October 27, 2020.

SCHEDULE 13D

CUSIP No: 09075X108		Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
Schuler Family Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
277,777

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
277,777

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
277,777

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1.
This percentage is based on a total of 26,254,072 Shares expected to be outstanding upon closing of the Issuer’s initial public offering on October 30, 2020, according to the Issuer’s prospectus on Form 424B4 dated October 27, 2020.

SCHEDULE 13D

CUSIP No: 09075X108		Page 5 of 10 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $0.001 per share (the “Shares”), of Biodesix, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 2970 Wilderness Place, Suite 100, Boulder, Colorado 80301.

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Jack W. Schuler (“Mr. Schuler”)
ii.	Jack W. Schuler Living Trust (the “Trust”)
iii.	Schuler Family Foundation (the “Foundation”)

Mr. Schuler is a United States citizen, and is principally engaged in the business of investing in securities. The Trust is organized under the laws of the State of Illinois, and is a living trust established by Mr. Schuler. Mr. Schuler serves as sole trustee to the Trust. The Foundation is a tax-exempt private operating foundation organized as a not-for-profit corporation in Illinois. Mr. Schuler serves as President of the Foundation. The Reporting Persons principal address is 100 N. Field Drive, Suite 360, Lake Forest, Illinois 60045.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to an Underwriting Agreement dated October 27, 2020, the Issuer sold, in a registered initial public offering (the “IPO”), 4,000,000 Shares at a public offering price of $18 per share. The IPO closed on October 30, 2020.

Prior to and in connection with the Company’s IPO, Mr. Schuler, directly and through the Trust and the Foundation, participated in privately-negotiated transactions, equity financings and equity award grants involving Company securities, as well as the IPO, as described below.

Prior to the IPO, the Trust acquired, in a series of transactions, an aggregate 27,709,068 shares of the Company’s Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock, (collectively, the "Preferred Stock") for an aggregate purchase price of $48,852,962.50.  These shares of Preferred Stock converted into 4,668,046 Shares at a conversion rate of 0.1684664 at the closing of the IPO for no additional consideration.

SCHEDULE 13D

CUSIP No: 09075X108		Page 6 of 10 Pages

Prior to the IPO, the Trust acquired 1,250,000 shares of the Company’s Series B-1 Preferred Stock, ("B-1 Preferred Stock") for an aggregate purchase price of $4,000,000. These shares of B-1 Preferred Stock converted into 245,041 Shares at a conversion rate of 0.196 at the closing of the IPO, for no additional consideration.

Prior to the IPO, the Trust acquired, in a series of transactions, an aggregate of $10,586,622.58 principal of the Company’s 3% Convertible Debt, due June 30, 2021. The 3% Convertible Debt paid interest at 3% per annum and was payable in full upon maturity through the conversion to Series H Preferred Stock at 80% of the original issuance price of $1.15 per share. On or before the maturity date and if the Convertible Debt remained unpaid, the outstanding principal and unpaid accrued interest was to be automatically converted into Shares at the completion of the IPO at a conversion price equal to 80% of the price per share paid for the Shares sold in the IPO. Upon closing of the IPO, the outstanding principal and unpaid accrued interest on this 3% Convertible Debt converted into 753,735 Shares at a conversion price of $14.40, or 80% of the $18 price per Share paid for the Shares sold in the IPO.

While serving in his capacity as a director of the Issuer, Mr. Schuler was awarded for no additional consideration, and currently holds, two stock options – one granted on July 16, 2019 for 35,158 Shares with an exercise price of $6.83 per Share and another granted on April 15, 2020 for 35,158 Shares with an exercise price of $6.83 per Shares. Each stock option vests (or vested) in 12 successive, equal monthly installments.

In connection with the closing of the IPO on October 30, 2020, the Foundation purchased 277,777 Shares at the IPO price of $18 per Share, for an aggregate purchase price of $4,999,986.

The foregoing numbers reflect the 0.1684664-for-1 reverse stock split effected on the Shares on October 19, 2020.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons hold their securities of the Issuer for investment purposes in the ordinary course of their business of investing in securities for their own accounts.

Mr. Schuler is a member of the Issuer’s board of directors (the “Board”), a position he has held since June 2008. Mr. Schuler serves on the nominating and corporate governance committee of the Board.

The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including, subject to applicable law, (i) to hold their Shares as a passive investor or as an active investor, (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of their holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D, or (v) to change their intention with respect to any or all of the matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 6,006,125 Shares, which represents approximately 22.8% of the Shares outstanding.

Mr. Schuler’s beneficial ownership consists of (1) 61,526 Shares that Mr. Schuler has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing, (2) 5,666,822 held by the Trust, representing approximately 21.6% of the Shares outstanding, and (3) 277,777 Shares held by the Foundation, representing approximately 1.1% of the Shares outstanding.

SCHEDULE 13D

CUSIP No: 09075X108		Page 7 of 10 Pages

The foregoing beneficial ownership percentages are based on a total of 26,254,072 Shares expected to be outstanding upon closing of the Issuer’s initial public offering on October 30, 2020, according to the Issuer’s prospectus on Form 424B4 dated October 27, 2020, plus, for purposes of calculating Mr. Schuler’s beneficial ownership percentage, 61,526 Shares that Mr. Schuler has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing.

As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 5,666,822 Shares beneficially owned by the Trust. Mr. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation. In addition, Mr. Schuler has no pecuniary interest, as such term is used for purposes of Section 16 of the Act, in any of the Shares held by the Foundation.

(c) The response to Item 3 of this Schedule 13D is incorporated by reference herein.  Except as set forth in this Schedule 13D, no transactions in the Shares had been effected by the Reporting Persons within the past 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

On October 10, 2018, Mr. Schuler and other investors entered into an Eleventh Amended and Restated Investor Rights Agreement with the Issuer (the “Investor Rights Agreement”). After the closing of the IPO, under the Investor Rights Agreement, parties to the Investor Rights Agreement, including Mr. Schuler, are entitled to certain rights with respect to the registration under the Securities Act of the Shares they received upon conversion of the Preferred Stock and the B-1 Preferred Stock (the “Registrable Securities”), including (i) demand registration rights upon a written request from the holders of a majority of the Registrable Securities, (ii) piggyback registration rights, and (iii) for holders of at least 10% of the Registrable Securities, Form S-3 registration rights. These registration rights terminate on the date five years following the closing of the IPO.

Also in connection with the IPO, Mr. Schuler entered into a Lock-Up Agreement with Morgan Stanley & Co. LLC and William Blair & Company, L.L.C. on behalf of the underwriters to the IPO, pursuant to which Mr. Schuler agreed that, for a period ending on and including the 180th day following the date of the Company’s October 27, 2020 prospectus, subject to certain exceptions, Mr. Schuler will not, and will not publicly disclose an intention to, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares beneficially owned by Mr. Schuler or any securities convertible into or exercisable or exchangeable for Shares, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise.

The description and summary of each of the Investor Rights Agreement and the Lock-Up Agreement set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Investor Rights Agreement and the Lock-Up Agreement, which is included as Exhibit 2 and Exhibit 3, respectively, to this Schedule 13D and is incorporated herein by reference.

SCHEDULE 13D

CUSIP No: 09075X108		Page 8 of 10 Pages

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of November 9, 2020, by and among Jack W. Schuler, Jack W. Schuler Living Trust and the Schuler Family Foundation

Exhibit 2
Eleventh Amended and Restated Investor Rights Agreement, by and among Biodesix, Inc. and the investors listed on Exhibit A thereto, dated October 10, 2018 (incorporated by reference to Exhibit 4.2 of the registration statement on Form S-1 filed by the Issuer with the SEC on October 2, 2020)

Exhibit 3
Form of Lock-Up Letter Lock-Up Agreement (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 of the registration statement on Form S-1/A filed by the Issuer with the SEC on October 21, 2020)

SCHEDULE 13D

CUSIP No: 09075X108		Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jack W. Schuler

/s/ Jack W. Schuler

Jack W. Schuler Living Trust

/s/ Jack W. Schuler
Name: Jack W. Schuler
Title: Trustee

Schuler Family Foundation

/s/ Jack W. Schuler
Name: Jack W. Schuler
Title: President

November 9, 2020

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

CUSIP No: 09075X108		Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Biodesix, Inc. dated as of November 9, 2020 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Jack W. Schuler

/s/ Jack W. Schuler

Jack W. Schuler Living Trust

/s/ Jack W. Schuler
Name: Jack W. Schuler
Title: Trustee

Schuler Family Foundation

/s/ Jack W. Schuler
Name: Jack W. Schuler
Title: President

November 9, 2020